Exhibit 99.1

Press Release

Your Contacts:
Nathalie Jecker Aventis Global Media Relations Tel: +33 (0)3 88 99 11 16 Nathalie.Jecker@Aventis.com	David Owens Aventis Global Product Communications Tel.: +1 908 231 46 19 David.Owens@aventis.com

Aventis Acknowledges the Withdrawal of Genasense™ NDA in Advanced Melanoma by Genta, Inc.

Strasbourg, France-May 14, 2004 —Aventis has been informed that Genta Incorporated (NASDAQ: GNTA) notified the U.S. Food and Drug Administration (FDA) of a decision to withdraw the New Drug Application (NDA) for Genasense™ (oblimersen sodium) Injection, used in combination with dacarbazine, for the treatment of patients with malignant melanoma. Futhermore, Genta has advised Aventis that it will request a meeting with the FDA to identify next steps related to the further development of the product in melanoma.

About Genasense

Genasense inhibits production of Bcl-2, a protein made by cancer cells that is thought to block chemotherapy-induced apoptosis (programmed cell death). Genta and Aventis are continuing to pursue a clinical development program with Genasense evaluating its potential to treat various forms of cancer.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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